Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 6, DATED JULY 23, 2019
TO THE PROSPECTUS, DATED APRIL 29, 2019

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 29, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2019, Supplement No. 2, dated May 16, 2019, Supplement No. 3, dated June 14, 2019 and Supplement No. 5 dated July 18, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the “Management” section of the Prospectus.

A. Update to the “Management—Our Officers and Directors” and “Management—Our Advisor and Our Advisory Agreement” sections of the Prospectus

Retirement of Charles M. Baughn; Nomination of New Director

Charles M. Baughn has advised our board of directors that, in connection with his upcoming retirement from Hines, he will fulfill his directorship through his current term; however, he will not stand for re-election at our annual meeting of stockholders to be held on or about September 25, 2019. Accordingly, our board has nominated David L. Steinbach (our current Chief Investment Officer) to stand for election as a director in place of Mr. Baughn at this year’s upcoming annual meeting. Mr. Steinbach’s biography follows:

David L. Steinbach, Chief Investment Officer and Nominee for Director, Age 43. Mr. Steinbach joined Hines in 1999 and is a Senior Managing Director - Investment Management, Co-Head of Investment Management and the Global Chief Investment Officer for Hines. Additionally, he has served as the Chief Investment Officer for us, the general partner of our Advisor, Hines Global REIT and the general partner of its advisor, Hines Global Advisors, LP (“HGALP”) since July 2014. In these roles, he is responsible for management of the real estate acquisition program in the U.S. and internationally. He is a member of Hines’ Executive and Investment Committees. He previously served as a Managing Director - Investment Management from February 2011 to February 2017 and was responsible for the acquisition of over $4 billion in assets for various Hines affiliates in the U.S. and internationally. Prior to this role, he served in various roles in which he was responsible for acquisitions, asset management and property dispositions on behalf of Hines Global, Hines Global REIT, Hines REIT, and the Core Fund both in the U.S. and internationally. He graduated from Texas A&M University with a B.B.A. and a M.B.A. in Business Administration.

We believe that Mr. Steinbach’s significant experience as an executive at our Company and at Hines qualifies him to serve as one of our directors. Mr. Steinbach’s extensive knowledge of the U.S. and international real estate markets, as well as his considerable institutional knowledge, allow him to provide valuable insight as a potential future director.

     Executive Succession Plan Adopted by Board

Our board of directors has unanimously approved an executive succession plan (the “Succession Plan”) in connection with strategic changes within the global investment management platform of Hines. Hines informed our board that it believes that such changes will best position Hines for long-term growth as one of the premier real estate firms in the world, and will enable Hines to continue providing best-in-class investment advisory and management services to Hines Global and its investors well into the future. Pursuant to the Succession Plan, the following leadership transitions have been approved by our board and the biographies of individuals transitioning into new roles are set forth below:

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Chief Executive Officer (“CEO”) and President. Sherri W. Schugart will transition her role as CEO to Jeffrey C. Hines, who will also continue to serve as Chairman of our board. Ms. Schugart also intends to transition her role and responsibilities as President once a successor has been identified and appointed by our board. We expect to announce the effective date of these transitions later this year. Following such effective date, Ms. Schugart is expected to remain as an executive advisor to our management and board through July 2020 in order to ensure an orderly transition. She also currently intends to continue to serve as a director, CEO and President of Hines Global REIT and as Chairman of the Board and CEO of HMS. In addition, Ms. Schugart intends to serve in certain management positions at other Hines-affiliated entities and funds through July 2020.

Except as noted below, the following leadership transitions took effect on June 30, 2019:

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Chief Operating Officer (“COO”). Janice E. Walker has been appointed to serve in the newly-created role of COO of Hines Global. Ms. Walker is a Senior Managing Director - Investment Management at Hines and has been a senior member of our management and leadership team since our inception.

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Chief Financial Officer (“CFO”). Ryan T. Sims has transitioned his role and responsibilities as CFO to J. Shea Morgenroth, who had served as our Chief Accounting Officer and Treasurer since our inception. Mr. Sims is expected to remain as an executive advisor to our management and board through December 2019 in order to ensure an orderly transition. He also currently intends to serve in certain management positions at other Hines-affiliated entities and funds through December 2019.

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Chief Accounting Officer (“CAO”) and Treasurer. Mr. Morgenroth has transitioned his role and responsibilities as CAO and Treasurer to A. Gordon Findlay, who is a Vice President - Controller at Hines and has been involved with managing the accounting, financial reporting and SEC reporting functions since the inception of Hines Global.

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General Counsel and Secretary. Jason P. Maxwell has been appointed to serve in the newly-created role of General Counsel and also succeeds Mr. Sims as our Secretary. Mr. Maxwell previously served as our Assistant Secretary and internal legal counsel since our inception.

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Chief Investment Officer (“CIO”). In connection with his anticipated election as a director to our board in September 2019, David L. Steinbach is expected to transition his responsibilities as our CIO into three newly-created positions, each of which will have a specific geographic focus, further providing us with regionally-based expertise around the globe. We expect to announce these positions later this year.

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Asset Management Officer. Kevin L. McMeans has transitioned his responsibilities as Asset Management Officer to Ms. Walker as COO and Mr. Morgenroth as CFO, which will be supported by three newly-created positions that we believe will allow us to continue to benefit from exceptional portfolio and asset management services with a geographically-specific focus. Mr. McMeans is expected to remain as an executive advisor to our management and board through July 2020 in order to ensure an orderly transition. He also currently intends to continue to serve as the Asset Management Officer of Hines Global REIT, and in certain management positions at other Hines-affiliated entities and funds through July 2020. These three newly-created positions and the individuals who have been appointed to fill them are:

◦	Managing Director - Investments: Omar H. Thowfeek

◦	Head of Portfolio Management - Americas: John H. Harrison

◦	Head of Portfolio Management - Europe: Eleni Vakali

The changes and transitions described above are not the result of any disagreement with Hines Global regarding our operations, policies or practices.

The biographies of the individuals appointed to new positions as discussed above follows, including their new titles that took effect on June 30, 2019 or on a date to be determined, as indicated above:

Jeffrey C. Hines, Chief Executive Officer and Chairman of the Board, Age 64. Mr. Hines is the co-owner, President and CEO of Hines and has served as Chairman of our board and Chairman of the managers of the general partner of our Advisor since July 2013. Mr. Hines will transition into the CEO role of Hines Global and of the general partner of our Advisor with the effective date of such transitions being announced later this year. Mr. Hines has also served as the Chairman of the Board of Hines Global REIT and Chairman of the managers of the general partner of HGALP since December 2008. Additionally, Mr. Hines served as the Chairman of the Board of Hines REIT and the Chairman of the managers of the general partner of Hines Advisors Limited Partnership (“HALP”), the advisor to Hines REIT, from August 2003 through the liquidation and dissolution of Hines REIT in August 2018. He also served as a member of the management board of the Core Fund, from August 2003 through the liquidation and dissolution of the Core Fund in December 2018. As the President and CEO of Hines, he is responsible for overseeing all firm policies and procedures as well as day-to-day operations and is a member of Hines’ Executive and Investment Committees. He became President of the general partner of Hines in 1990 and Chief Executive

Officer of the general partner of Hines in January 2008 and has overseen a major expansion of the firm’s personnel, financial resources, domestic and foreign market penetration, products and services. He has been a major participant in the development of Hines’ domestic and international acquisition program and currently oversees a portfolio of $120.6 billion in assets under management. Mr. Hines graduated from Williams College with a B.A. in Economics and holds a M.B.A. from Harvard Business School.

Janice E. Walker, Chief Operating Officer, Age 46. Ms. Walker joined Hines in February 2005 and is a Senior Managing Director - Investment Management at Hines, a position she has held since June 2018. Prior to that she served as a Managing Director - Investment Management at Hines since July 2012. Ms. Walker has also served as the COO of the general partner of our Advisor, since June 2019. In her positions, Ms. Walker is responsible for the execution of our business plan and operations, including real estate investments and portfolio strategy. Since June 2019, Ms. Walker has served as President of HMS Income Fund, a public specialty finance company sponsored by Hines and organized as a business development company. Since July 2017, Ms. Walker has served as the Chief Executive Officer and President of Hines Realty Income Fund LLC, a commingled discretionary closed-end fund with a real estate debt investment strategy. Ms. Walker has been responsible for portfolio management for us since July 2013 and for Hines Global REIT since December 2008. Ms. Walker was previously responsible for portfolio management for Hines REIT and the Core Fund from 2005 through the liquidation and dissolution of Hines REIT and the Core Fund in August 2018 and December 2018, respectively. She has also been responsible for the procurement of debt for asset acquisitions, as well as corporate financing, and has originated over $5 billion for the benefit of the previously mentioned funds. Prior to joining Hines, Ms. Walker had extensive acquisitions and asset management experience at a global hospitality firm. She began her career at Arthur Andersen LLP where she was a manager in the audit practice. Ms. Walker received a B.B.A. and M.S.A. in Accounting from Texas Tech University.

J. Shea Morgenroth, Chief Financial Officer, Age 44. Mr. Morgenroth joined Hines in October 2003 and is a Senior Vice President - Controller and the CFO of Investment Management at Hines, a position he has held since April 2019. Prior to that, he was a Vice President - Controller for Hines since July 2012. Mr. Morgenroth has also served as the CFO of the general partner of our Advisor, Hines Global REIT and the general partner of HGALP, since June 2019. Prior to his appointment as our CFO, Mr. Morgenroth served as CAO and Treasurer for us and the general partner of our Advisor from July 2013 until June 2019 and for Hines Global REIT and the general partner of HGALP from November 2011 to June 2019. Mr. Morgenroth also served as CAO and Treasurer of Hines REIT and the general partner of HALP from November 2011 through the liquidation and dissolution of Hines REIT in August 2018. In these roles, Mr. Morgenroth has been responsible for the oversight of the treasury, accounting, financial reporting and SEC reporting functions, as well as the Sarbanes-Oxley compliance program in the U.S. and internationally. Prior to his appointment as CAO and Treasurer for Hines Global REIT, Mr. Morgenroth served as a Senior Controller for Hines Global REIT and the general partner of HGALP from December 2008 until November 2011 and for Hines REIT and the general partner of HALP from January 2008 until November 2011 and as a Controller for Hines REIT and the general partner of HALP from October 2003 to January 2008. In these roles, he was responsible for the management of the accounting, financial reporting and SEC reporting functions. Prior to joining Hines, Mr. Morgenroth was a manager in the audit practices of Arthur Andersen LLP and Deloitte & Touche LLP, serving clients primarily in the real estate industry. He holds a B.B.A. in Accounting from Texas A&M University and is a Certified Public Accountant.

A. Gordon Findlay, Chief Accounting Officer and Treasurer, Age 44. Mr. Findlay joined Hines in November 2006. Mr. Findlay has served as a Vice President - Controller for Hines since October 2016 and as a Senior Controller for Hines from 2012 until October 2016. In these roles, he has been involved with managing the accounting, financial reporting and SEC reporting functions related to Hines Global, Hines Global REIT, and Hines REIT. Mr. Findlay has also served as CAO and Treasurer of the general partner of our Advisor, Hines Global REIT, and the general partner of HGALP since June 2019. Prior to joining Hines, Mr. Findlay spent six years in the audit practice of Ernst & Young LLP, serving public and private clients in various industries. He holds a B.B.A. in Accounting from University of Houston - Downtown and is a Certified Public Accountant.

     Jason P. Maxwell, General Counsel and Secretary, Age 46. Mr. Maxwell joined Hines in June 2006 and was appointed Senior Vice President - Legal and Co-Head of Legal at Hines in May 2019. Prior to that, he was a Vice President - Legal for Hines since September 2016 and is also the General Counsel of HALP, a position he has held since January 2014 (prior to that, he held the title of Corporate Counsel of Hines and HALP from May 2006 through December 2013). In his role at Hines, Mr. Maxwell created and leads the internal legal function for HALP and provides legal services to Hines Global, Hines Global REIT, HMS Income Fund and many of their affiliated entities as well as serving as Assistant or Corporate Secretary to several of such entities. Mr. Maxwell has served as the General Counsel and Secretary of the general partner of our Advisor, Hines Global REIT, the general partner of HGALP and HMS Income Fund, since June 2019. Since August 2015, he has also served as the Chief Compliance Officer of HMS Income Fund, and its registered investment adviser, HMS Adviser LP. Among his other responsibilities, he provides corporate governance and general compliance guidance for the previously mentioned funds’ boards of directors. Prior to joining Hines, Mr. Maxwell was a partner in the law firm of Locke Liddell & Sapp LLP (n/k/a Locke Lord) where he practiced corporate and securities law. He graduated from the University of Miami with a B.B.A. in Finance and holds a J.D. from Georgetown University Law Center. He is a member of the State Bar of Texas.

Omar H. Thowfeek, Managing Director - Investments, Age 35. Mr. Thowfeek is a Managing Director - Investment Management at Hines, a position he has held since August 2018.  Prior to that, he was a Director - Investment Management for Hines, serving both us and Hines Global REIT from December 2015 until August 2018 and was an associate at Hines Global and Hines Global REIT from the beginning of his career at Hines in February 2014 through November 2015. Mr. Thowfeek has also served as Managing Director - Investments for the general partner of our Advisor, since June 2019. In mid-2017, he assumed the responsibilities for international acquisitions and portfolio management for Hines Global and Hines Global REIT. During his tenure at Hines, he has underwritten over $10 billion in global real estate with an emphasis on office, student housing, and logistics assets throughout Europe. In his role as our Managing Director - Investments, he assists the underwriting and capital deployment efforts for all real estate acquisitions and assists with the management of our portfolio, which currently consists of $1.15 billion of investments across five countries in multiple product types. Prior to joining Hines, Mr. Thowfeek worked in an acquisition capacity for IDI Gazeley and Kimco Realty. He received a B.A. in History and a B.B.A. in Finance from the University of Texas at Austin.

John H. Harrison, Head of Portfolio Management - Americas, Age 47. Mr. Harrison is a Senior Managing Director - Investment Management and currently serves as Hines’ head of portfolio management for the Americas, a position he has held since April 2019. He was previously a Managing Director - Investment Management from June 2006 until June 2018. Mr. Harrison has also served as Head of Portfolio Management - Americas for the general partner of our Advisor, since June 2019. He joined Hines in 1997, at which time he worked primarily on Hines’ emerging markets fund. In 1998, he was named the first controller of National Office Partners, which focused on office investments in the U.S. In 2001, he assumed investment management responsibilities and has since contributed to the acquisition, financing, management and disposition of more than 20 million square feet of commercial real estate, representing more than $7 billion. Prior to joining Hines, Mr. Harrison was a senior auditor with Ernst and Young where he served a broad range of manufacturing and financial services clients. Mr. Harrison is a Certified Public Accountant and graduated from University of Texas at Austin with a B.B.A. and a Master of Professional Accounting.

Eleni Vakali, Head of Portfolio Management - Europe, Age 35. Ms. Vakali is a Managing Director - Investment Management and currently serves as Hines’ head of portfolio management for Europe, a position she has held since April 2019. She was previously a Director - Investment Management from January 2015 to February 2018. In these roles, Ms. Vakali has worked on several investment funds and separate accounts investing and managing over €3 billion of commercial real estate across Europe. Ms. Vakali has served as Head of Portfolio Management - Europe for the general partner of our Advisor, since June 2019. Ms. Vakali joined Hines in May 2013 as an Associate supporting the investment analysis and portfolio management operations of Hines’ Pan-European Core Fund. Prior to joining Hines, Ms. Vakali held fund and asset management roles at AXA Real Estate and J.P. Morgan Asset Management in London. She started her career in 2005 as a junior auditor at Ernst & Young in Athens. Ms. Vakali is a member of the Royal Institute of Chartered Surveyors and holds a B.S. in Finance and Banking from the School of Finance and Statistics, University of Piraeus, Greece and a M.S. in Real Estate Investment and Finance from Henley Business School, University of Reading, United Kingdom.

Appointment of Lead Independent Director

Our board of directors believes that it has adopted a governance structure that ensures a strong, independent board. The position of lead independent director has been established to further strengthen the role of independent directors in board leadership. Our independent directors have appointed Mr. Niemann to serve as our lead independent director. Our lead independent director will, among other things:

•	preside at all meetings of our board of directors at which the Chairman is not present;

•	schedule meetings of the independent directors from time to time, as he deems necessary or appropriate;

•	preside at executive sessions of the independent directors;

•	serve as a liaison between the Chairman and the independent directors;

•	assist the Chairman by reviewing the agenda and schedule for each board meeting, and bring to the attention of the Chairman any additional issues for the board's attention and consideration;

•	assure there is sufficient time for discussion of all agenda items at each board meeting; and

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assist the Chairman by reviewing the information and materials sent to our board of directors, including in particular providing any input as to the quality, quantity and timeliness of the information submitted by our management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties.

Update to Mr. Niemann’s biography

Mr. Niemann’s biography, appearing on page 92 of the Prospectus, is hereby updated to reflect that he has also served as a director and a member of the Audit and Compensation Committees of Adams Resources & Energy, Inc. (NYSE: AE) since May 2019.

B. Update to the “Management—Compensation of Directors” section of the Prospectus

Effective May 23, 2019, our independent directors will be paid an annual fee of $50,000, which will be prorated for the remainder of 2019 and each of our independent directors will be paid a fee of $1,000 for each board or committee meeting attended via teleconference for the remainder of 2019 and thereafter. Also effective May 23, 2019, the lead independent director will be paid an annual retainer of $5,000, which will be prorated for the remainder of 2019. Each independent director elected or reelected to the board (whether through a stockholder meeting or by directors to fill a vacancy on the board) will be granted $30,000 in restricted Class I shares on or about the date of election or reelection, which is an increase from the $5,000 in restricted Class I shares granted in previous years. There have been no other changes to the compensation payable to our independent directors as described in the Prospectus.

C. Update to the “Conflicts of Interests” section of the Prospectus

The subsection “Allocation of Investment Opportunities” in the section of the Prospectus titled “Conflicts of Interest” beginning on page 144 is hereby deleted and replaced in its entirety with the following:

We rely on Hines and its affiliates to identify suitable investment opportunities. Many of the other real estate investment vehicles, programs and funds sponsored or managed by Hines also rely on Hines and its affiliates. In addition, certain real estate investment vehicles currently managed by Hines have priority rights with respect to certain types of investment opportunities located in certain geographic areas, as further described below. Some of these investment opportunities may also be suitable for us, and therefore Hines’ ability to offer certain investments to us may be limited by these priority rights. We will only have the opportunity to make investments which are subject to these priority rights if the investment vehicles which have these rights determine not to exercise them. These investment vehicles with priority rights may determine not to exercise these rights based on numerous factors including the investment type, the investment vehicle’s available capital, targeted returns, diversification strategy, leverage, tax positions and other considerations.

Hines currently has thirteen other real estate investment vehicles that it sponsors, which are in the investment phase. Certain of these vehicles have priority rights over us with respect to investment opportunities involving development in specific geographic regions around the world. Although we may invest in development, value-add and opportunistic projects, we do not currently anticipate that a significant portion of the proceeds from this offering will be invested in those types of assets due to our desire for income-producing properties. Additionally, certain of Hines’ other investment vehicles have equal rights with us with respect to investment opportunities involving core office projects or core retail projects, subject to the allocation procedures described below. From time to time, Hines may also enter into new separate account relationships with third parties that may seek real estate deals pertaining to any asset class and in any region on a non-discretionary basis.

If an investment opportunity which our Advisor determines is suitable for us is also suitable for other investment vehicles sponsored by Hines or its affiliates and such an investment is not subject to priority rights (or the investment vehicles with priority rights have determined not to exercise them), the investment opportunity will be assigned to an investment vehicle by Hines. The factors to be considered in allocating the investment opportunities among the remaining investment vehicles that are interested in the investment include the following:

•investment objectives and strategy, including:

•	strategies dealing with geographic area, type of property or investment, size of the investment, and tenant mix at the asset;

•	the anticipated cash flow of the investment and its targeted returns;

•	leverage requirements, limitations, and debt availability to each vehicle; and

•	the expected holding period of the investment and the remaining term of each investment vehicle;

•available funds for investment by each vehicle;

•	prior allocations to the investment vehicle as compared to the total availability of capital remaining in the investment vehicle;

•the level of discretion granted to Hines within each investment vehicle; and

•Hines’ fiduciary obligations (if any).

If, after consideration of the relevant factors, Hines determines that an investment is equally suitable for more than one investment vehicle, Hines will assign the investment among such investment vehicles on a rotating basis. If, after an investment has been allocated, a subsequent development, such as delays in constructing or closing on the investment, makes it more appropriate for a different investment vehicle to purchase the investment, Hines may determine to reallocate the investment to such other investment vehicle. In certain situations, Hines may determine to allow more than one investment vehicle, including us, to co-invest in any particular investment.

While these are the current procedures for allocating Hines’ investment opportunities, Hines may sponsor additional investment vehicles in the future and, in connection with the creation of such investment vehicles, Hines may revise this allocation procedure including granting additional priority rights to other investment vehicles. The result of such a revision to the allocation procedure may, among other things, be to increase the number of parties who have the right to participate in or have priority rights to investment opportunities sourced by Hines, thereby reducing the number of investment opportunities available to us.

The decision of how any potential investment should be allocated among investment vehicles for which such investment may be suitable may, in many cases, be a matter of subjective judgment that will be made by Hines’ investment allocation committee, which also retains the authority to make a determination on allocation with respect to any unforeseen situation that is not addressed by the investment allocation policy. Hines may also amend the investment allocation policy from time to time. This investment allocation committee will be made up of at least four members of Hines’ investment committee, which currently consists of the following individuals: Jeffrey C. Hines, C. Hastings Johnson, David Steinbach, Christopher D. Hughes, Doug Donovan, Alexander Knapp, Lee Timmins, Joshua A. Scoville, Thomas D. Owens and Keith Montgomery. Certain types of investment opportunities may not enter the allocation process because of special or unique circumstances related to the asset or the seller of the asset that in the judgment of the investment allocation committee do not fall within the priority rights or investment objectives of any particular investment vehicle, including us. In these cases, the investment may be made by an investment vehicle sponsored by Hines or its affiliates without us having an opportunity to make such investment.

Our right to participate in the investment allocation process described in this section will terminate if we are no longer advised by an affiliate of Hines. Please see “Risk Factors-Risks Related to Potential Conflicts of Interest-We compete with affiliates of Hines for real estate investment opportunities and some of these affiliates have preferential rights to accept or reject certain investment opportunities in advance of our right to accept or reject such opportunities.”

Our independent directors are responsible for reviewing our Advisor’s performance and determining that the compensation to be paid to our Advisor is reasonable and, in doing so, our independent directors must consider, among other factors, the success of our Advisor in generating appropriate investment opportunities for us.